Analog Devices, Inc.
One Technology Way
Norwood, Massachusetts 02062-9106
February 1, 2011
By Electronic Submission
Mr. Brian Cascio
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Analog Devices, Inc. Form 10-K for the year ended October 30, 2010 Filed November 22, 2010 SEC File No. 001-07819
Dear Mr. Cascio:
Enclosed please find our responses to the comments regarding the above-referenced filing provided by you in a letter to us dated January 19, 2011. We have always taken our public filings seriously and we appreciate the time you and your staff has taken on this review.
All responses set forth below are keyed to the sequential numbering of your comments and to the headings used in your letter. Your comments are in bold and our responses are in regular type.
Form 10-K for the fiscal year ended October 30, 2010
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, pg 26
Liquidity and Capital Resources, page 34
1.	We see that deferred income from distributors increased over 62% from $149,278 at October 31, 2009 to $242,848 at October 30, 2010. Please tell us the underlying reason for the increase in deferred income and the amounts held by distributors at year end. In future filings please include enhanced disclosure about significant changes in trends such as increases in deferred income and the inherent risk associated with the price protection and return rights held by those distributors.

Response

Deferred income on shipments to distributors increased over 62% from $149,278 at October 31, 2009 to $242,848 at October 30, 2010 primarily as a result of the Company’s shipments to its distributors in fiscal 2010 exceeding our distributors’ sales to their customers during this same time period.

Mr. Brian Cascio
February 1, 2011

As of October 30, 2010 and October 31, 2009, the Company had gross deferred revenue of $327.2 million and $230.8 million, respectively, and gross deferred cost of sales of $84.4 million and $81.5 million, respectively. The increase in gross deferred revenue from fiscal 2009 to fiscal 2010 of 42% is broadly in line with the 37% increase in revenue recorded in fiscal 2010 as compared to fiscal 2009. Overall, deferred cost of sales increased over the same period at a lower percentage primarily reflecting the lower percentage increase in cost of sales seen in the 970 basis point improvement in gross margin recorded in fiscal 2010 as compared to fiscal 2009. The lower percentage increase in cost of sales was the result of increased operating levels in our manufacturing facilities and the impact of ongoing efforts to reduce overall manufacturing costs, including the savings realized as a result of wafer fabrication facility consolidations.

The Company will revise its disclosures in future filings to include additional disclosures in its MD&A about significant changes in trends, including significant changes in the balance of “deferred income on shipments to distributors, net” liability account and the inherent risk associated with the price protection and return rights held by those distributors.

2.	We also see from the disclosure on page 34 that days cost of sales in inventory was 100 days for fiscal year 2010 compared to 92 days for fiscal year 2009. In future filings, when you present the ratio, please also include a discussion of the reasons for significant fluctuations.

Response

In response to this comment, the Company will revise its disclosures in future filings. The Company will include additional disclosure discussing significant fluctuations in the ratio of days cost of sales in inventory.
Critical Accounting Policies and Estimates, page 38
Goodwill, page 39
3.	Please revise future filings to disclose the actual date that the annual goodwill impairment testing is performed in the fourth quarter. In addition, please identify your reporting units, or at a minimum, disclose the number of reporting units you identified.

Mr. Brian Cascio
February 1, 2011

Response

In response to this comment, the Company will revise its disclosures in future filings. The Company will provide the actual date that the annual goodwill impairment testing is performed and identify the number of the Company’s reporting units.
We acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you require additional information concerning this letter, we would be glad to have a telephone conference call at your convenience. Please contact me at (781) 329-4700 to arrange such a call.

Sincerely,
/s/ David A. Zinsner
David A. Zinsner
Vice President, Finance and Chief Financial Officer